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                                                                  EXHIBIT 26(q)

                                                                    May 1, 2017

          DESCRIPTION OF MINNESOTA LIFE INSURANCE COMPANY'S ISSUANCE,
                TRANSFER, REDEMPTION AND CONVERSION PROCEDURES
                          FOR VARIABLE LIFE POLICIES

This document sets forth the administrative procedures established by Minnesota Life Insurance Company ("we", "our", "us") in connection with the issuance, the transfer of assets, and the redemption by owners of their interests in a Variable Adjustable Life ("VAL"), Variable Adjustable Life - Second Death ("VAL-SD"), Variable Adjustable Life Horizon ("Horizon"), Variable Adjustable Life Summit ("Summit") and Variable Adjustable Life Survivor ("Survivor"). These materials should be read in conjunction with the provisions of the policy, its current prospectus and the more detailed procedures adopted in our business units to implement and test the requirements described herein.

I. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

These products are no longer issued; VAL and VAL-SD are no longer issued as of October 31, 2008; Horizon, Summit and Survivor are no longer issued as of December 31, 2013. The following is a summary of the procedures for issuing these policies and is provided for reference.

   Persons wishing to purchase a policy must send a completed application to us at our home office. The minimum face amount, the minimum annual base premium, the minimum plan of insurance at policy issue and the maximum issue age are all described in the prospectus for the policy. Before issuing any policy, we will require evidence of insurability satisfactory to us, which in some cases will require a medical examination. Persons who satisfy the underwriting requirements are offered the most favorable cost of insurance rates, while a higher cost of insurance rate is charged to persons with a greater mortality risk. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.

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   Guaranteed maximum cost of insurance charges will vary by age, gender and risk class. Unisex tables are used in circumstances where legal considerations require the elimination of sex-based distinctions in the calculation of mortality costs.

   Maximum cost of insurance charges are described in the prospectus for the policy. In most cases, we intend to impose cost of insurance charges which are substantially lower than the maximum charges. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the level of scheduled premiums for a given amount of insurance, the duration of the policy and the tobacco habits of the insured.

   When the policy is issued, the face amount, premium, maximum cost of insurance rates and a listing of any supplemental agreements are stated on the policy information pages of the policy.

   A. PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

       Cost of insurance charges for the policies will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each owner pays a cost of insurance charge commensurate with the insured's mortality risk as actuarially determined utilizing factors such as age, gender, health and occupation. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there will be no uniform cost of insurance charge for all insureds, there will be a single price for all insureds in a given risk classification.

       The policies will be offered and sold pursuant to established premium schedules and underwriting schedules in accordance with state insurance laws. The premiums to be paid by the owner of a policy will be specified in the policy.

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    B. APPLICATION AND INITIAL PREMIUM PROCESSING

       When we receive a completed application from an applicant we will follow certain insurance underwriting (risk evaluation) procedures designed to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A policy cannot be issued, i.e., physically issued through our computerized issue system, until this underwriting procedure has been completed.

       These processing procedures are designed to provide immediate benefits to the prospective owner in connection with payment of the initial premium and will not dilute any benefit payable to any existing owner. Although a policy cannot be issued until after the underwriting process has been completed, the proposed insured may receive immediate insurance coverage, if he proves to be insurable and has paid the first premium and is covered under the terms of a temporary life insurance agreement. In accordance with industry practice, we have procedures to handle errors in initial and subsequent premium payments, to refund overpayments and to collect underpayments, except for de minimis amounts. If an application is accompanied by a check for all or at least one-twelfth of the annual premium and we accept the application, the policy date will be the date the underwriting decision is made. The policy date can be any date from the 1/st/ of the month to the 28/th/ of the month only--we don't allow dates of the 29/th/, 30/th/ or 31/st/. If the underwriting decision is made on the 29/th/, 30/th/ or 31/st/, the policy date will be the 1/st/ of the following month. The policy date is the date used to determine subsequent policy anniversaries and premium due dates. The issuance will take effect as of the policy date specified in the policy, except as altered by another agreement, e.g., the receipt and temporary life insurance agreement. If the application is accompanied by a check for all or at least one-twelfth of the annual premium, the insured life may be covered under the terms of a temporary life insurance agreement until the policy date. If we accept an application not accompanied by a check for the initial premium, the policy will be issued with a policy date which will normally be 28 days after the date our underwriters approve issuance of the policy, unless the 28/th/ day is the 29/th/, 30/th/, or 31/st/ of the month; in that case, the policy date will be the 1/st/

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       of the following month. The initial premium must be received before the underwriting expiry date. If the premium is not paid or if the application is rejected, the policy will be cancelled and any partial premiums paid will be returned to the applicant. In a case where there is no paid premium, there will be no life insurance coverage provided. On delivery of the policy before the underwriting expiry date, the applicant may obtain a policy which has a policy date as of the date the policy is delivered and accepted by the client. In that case the applicant has to indicate to us his or her intention to obtain such a policy. This should be done with payment of the first premium. If the applicant requests a change, policy pages with updated policy information and a policy date that reflects the date the first premium was received will be sent to the agent for delivery to the applicant. Under certain circumstances a policy may be issued where the applicant wishes to retain the original policy date. In such cases all premiums due between the issue date and the date of delivery must be paid on delivery in order for the original policy date to be retained.

       The policy date, assuming the payment of the first premium, marks the date on which benefits begin to vary in accordance with the investment performance of any selected sub accounts of the Variable Life Account. For premium payments received after the policy issue date, benefits will begin to vary in accordance with the investment performance of the selected sub-accounts as of the date we receive those premium payments.

       Premium payments may also be allocated to a guaranteed account. This guaranteed account is called the guaranteed principal account with VAL, VAL-SD and Horizon and the guaranteed interest account for Summit and Survivor.

       The policy date is also the date as of which the insurance age of the proposed insured is determined. It represents the first day of the policy year and therefore determines the policy anniversary and also the monthly dates. It also represents the commencement of the suicide and contestable periods of the policy.

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       The owner of the policy must pay the initial premium before the underwriting expiry date. The first net premiums, namely premiums after the deduction of the charges assessed against premiums and nonrepeating premiums, are allocated to the guaranteed account or any sub-accounts of the Variable Life Account which will, in turn, invest in shares of a corresponding Portfolio of certain funds as described in the prospectus for the policy.

       When we receive all or a portion of a premium payment with the application, we will hold those amounts in a non-interest bearing suspense account during the period when underwriting is being completed. This period may include requests for additional information, communication with the agent and the applicant concerning the prospective policies and its terms and related matters. We have established procedures in our underwriting and policy issue areas to identify those prospective policies and amounts to insure that they are properly held in suspense. We have also established related procedures to insure the prompt return of those amounts to applicants when policies are rejected, including guidelines as to the timing of those payments. Both procedures are tested and reviewed at least annually.

       Net premiums are allocated to the guaranteed account or any one or more of the sub-accounts as selected by the owner on the application for the policy. The owner may change the allocation instructions for future premiums by giving us a request. A change will not take effect until it is recorded by us in our home office. The allocation to the guaranteed account or any sub-account, expressed in whole percentages, must be at least 1 percent of the net premium. We reserve the right to restrict the allocation of premium. If we do so, for Summit and Survivor nor more than 25 percent, and for VAL, Horizon and VAL-SD no more than50 percent of the net premium may be allocated to the guaranteed account. This restriction will not apply on VAL or VAL-SD when all of the premiums are being allocated to the guaranteed account as a conversion privilege.

       We also reserve the right to delay the allocation of net premiums to named sub-accounts. Such a delay will be for a period of 30 days after issuance of a policy or

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       policy adjustment. If we exercise this right, net premiums will be allocated to the money market sub-account of the separate account until the end of that period.

       In rare circumstances, if we receive and allocate a premium before its due date, a policy will become a modified endowment contract. To prevent a policy from becoming a modified endowment contract, we will hold the premium in a non-interest bearing account until its due date, at which time we will allocate the premium to the guaranteed account or sub-accounts of the Variable Life Account.

    C. PREMIUM PROCESSING

       Twenty days before the premium due date, we will send a premium notice for the premium due to the owner's address on record, or alternatively to the name and address of the "Bill to Entity" as it appears in our records. The amount of the premium will depend upon such factors as the insured's age at issue, gender, risk classification, tobacco use, and the additional benefits associated with the policy. We will allocate the net premiums, namely premiums after the deduction of the charges assessed against premiums and nonrepeating premiums, to the guaranteed account or the sub-accounts of the Variable Life Account which, in turn, invest in Fund shares.

    D. REINSTATEMENT

       The owner may reinstate a lapsed policy under certain conditions as described in the prospectus. This reinstatement provision is designed to comply with the insurance laws of a number of states. In order to assist an owner of a lapsed policy in making a considered judgment as to whether to reinstate, we may calculate the amount payable upon reinstatement and "freeze" the amount for up to 15 days. We may retain reinstatement premiums in a non-interest bearing suspense account during the reinstatement underwriting period. Once underwriting is completed, the reinstatement premium and reinstated policy is priced in the same fashion as a new policy application received with premium. The reinstatement will take effect as of

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       the date we approve the reinstatement request and receive the payment of the reinstatement amount at our home office.

       We will allocate the net premiums, namely premiums after the deduction of the charges assessed against premiums and nonrepeating premiums, to the guaranteed account or the sub-accounts of the Variable Life Account which, in turn, invest in Fund shares. The amount submitted by the owner is required to support the reinstated benefits.

    E. REPAYMENT OF A POLICY LOAN

       If the policy is in force, a policy loan can be repaid under conditions as described in the prospectus for the policy. Loan repayments are allocated to the guaranteed account until all loans from the guaranteed account have been repaid. Thereafter, loan repayments are allocated to the guaranteed account or the sub-accounts of the separate account as the owner may direct. Loan repayments reduce the loan account by the amount of the loan repayment.

II. TRANSFER AMONG SUB-ACCOUNTS

    A separate account called the Minnesota Life Variable Life Account was established on October 21, 1985, by our Board of Trustees in accordance with certain provisions of the Minnesota insurance law. The Variable Life Account currently has 68 sub-accounts to which owners may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of certain funds as described in the prospectus for the policy.

    An owner may transfer cash value among sub-accounts an unlimited number of times in a policy year, subject to certain limitations on-market timing, frequent trading, and the frequent purchase and redemption of shares. Currently, we may assess a charge in the event a policy owner makes excess of 12 transfers during any policy year. This charge is guaranteed not to exceed $25. For purposes of assessing the charge, we consider all telephone, facsimile, and/or written requests processed on the same day to be one

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   transfer, regardless of the number of sub-accounts affected by the transfer.
   We reserve the right to require that the amount transferred to or from a sub-account or the guaranteed interest account be at least $250. If the balance in a sub-account from which a transfer is to be made is less than $250, the entire balance in the sub-account must be transferred.

   We determine the amount an owner has available for transfers at the end of the day on which we receive his or her request in good order at our Home Office. An owner may request a transfer in one of the following four manners: in writing, mailed to our Home Office; by telephone, or through the owner's agent by telephone, by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 5:00 p.m. Central time; by facsimile transmission at 651-655-6955; or via our internet eService Center at www.securianservice.com. We process transfers based on the unit values determined at the end of the day on which we receive the request in good order in our Home Office. This means that if we receive the request at or after 3:00 p.m. Central time on a day, or anytime on a day in which the stock markets are not open, we will process the request at the unit values determined as of the next Valuation Date.

   MARKET-TIMING AND DISRUPTIVE TRADING. Variable life insurance policies are not designed for frequent trading (i.e., transfers) in response to short-term fluctuations in the securities markets, often referred to generally as "market-timing." It is the policy of Minnesota Life to discourage market-timing and frequent transfer activity, and, when we become aware of such activity, to take steps to attempt to minimize the effect of frequent trading activity.

   We have developed policies and procedures to detect and deter market-timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for owners engaging in such activity.

   We reserve the right to restrict the frequency of - or otherwise modify, condition or terminate - any transfer method(s). The transfer privilege is also subject to modification if we determine, in our sole discretion that the exercise of the transfer privilege by one or more owners is or would be to the disadvantage of other owners. Any new restriction

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   that we would impose will apply to all policies without regard to when purchased. We also reserve the right to implement, administer, and charge any fees or restrictions, including redemption fees that may be imposed by an underlying portfolio attributable to transfers in a policy. We will consider one or more of the following factors:

      .   The dollar amount of the transfer(s);

      . Whether the transfers are part of a pattern of transfers that appear designed to take advantage of market-timing;

      . Whether an underlying portfolio has requested that we look into identified unusual or frequent activity in a portfolio;

      .   The number of transfers in the previous calendar quarter;

      . Whether the transfers during the quarter constitute more than two "round trips" in a particular portfolio. A round trip is a purchase into a portfolio and a subsequent redemption out of the portfolio, without regard to order.

   In the event transfer activity is identified as disruptive or otherwise constitutes a pattern of market-timing, the owner will be notified in writing that transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, the owner will be notified in writing that transfer privileges are limited to transfer requests delivered via regular U.S. mail only. No fax, voice, internet, courier or express delivery requests will be accepted. The limitations for the transfer privileges in the policy will be permanent.

   None of these limitations apply to transfers under systematic transfer programs such as Dollar Cost Averaging or Automatic Portfolio Rebalancing. Further information may be obtained in the product prospectus and in the prospectus for each underlying fund.

III. REDEMPTION PROCEDURES:

     A. FREE LOOK RIGHTS

        The policy includes an initial "free look" right, which provides that the owner may cancel the policy within thirty days after he or she receives it by returning it to us at

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       our Home Office or to the agent who sold it. We will send to the owner within seven days of the date we receive the notice of cancellation and the policy a full refund of the premiums he or she has paid. Similarly, if the policy is changed and if the change results in an increase in face amount and/or the addition of any agreements, the owner will have a right to examine the changed policy and may return it within thirty days after receipt. If the owner returns the changed policy, the face amount increase and/or additional agreements will be cancelled, and the policy will continue in force.

    B. REQUEST FOR SURRENDER VALUE

       If the insured is living, we will pay the surrender value of the policy to the owner upon written request. We will process the surrender at the unit values next determined after we receive an owner's request in good order at our Home Office. A surrender charge may be assessed on Summit and Survivor. Surrenders, either full or partial, are subject to certain conditions as described in the prospectus for the policy.

    C. PARTIAL SURRENDER

       While the insured is living and the policy is in force, the owner may request a partial surrender of the cash value by forwarding a request to our Home Office. The minimum and the maximum amount of any partial surrender may be limited depending upon the policy. For each partial surrender, we may also assess and additional Partial Surrender Transaction Charge depending upon which policy is involved. The owner may specify the sub-accounts and the general account option from which the partial surrender will be taken. We will process the partial surrender at the unit values next determined after we receive an owner's request in good order at our Home Office. We will pay partial surrender proceeds not later than seven days after we receive the owner's written request for partial surrender. We may refuse to process a partial surrender where necessary to preserve the policy's status as life insurance under the Internal Revenue Code of 1986, as amended.

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       In addition, if mandated by applicable law, we may block an owner's account and thereby refuse to pay any request for partial surrender until instructions are received from the appropriate regulator. We may also be required to provide additional information about an owner and owner's account to government regulators.

    D. SURRENDER CHARGES

       For Summit and Survivor, if the policy is surrendered or terminates during the first 10 policy years or during the first 10 years following a policy adjustment that results in an increase in base premium or net amount at risk, we assess a Surrender Charge on the cash value. This Surrender Charge equals the sum of policy issue charges remaining unpaid on the initial face amount or the premium or face amount increase, as applicable, measured from policy termination or full surrender to the end of the ten year surrender charge period.

    E. DEATH CLAIMS

       We will pay a death benefit specified by the terms in the contract and the provisions of the death benefit option. We ordinarily will make this payment to the beneficiary named within seven days after receipt at our home office of due proof of death of the insured (or the second death with VAL-SD and Survivor) and on completion of all other requirements necessary to make payment. In addition, payment of the death benefit is subject to the provisions of the policy regarding suicide and incontestability.

       The death benefit provided by the policy depends upon the death benefit option chosen by the owner. The owner may choose one of two available death benefit options -- the Cash Option or the Protection Option. If the owner fails to make an election, the Cash Option will be in effect. The premium for a policy is the same no matter which death benefit option is chosen.

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       The death benefit, under either the Cash Option or the Protection Option is described in the prospectus for the policy.

       The owner may elect to change the death benefit option while the policy is in force by filing a written request with us at our home office. We may require that the owner provide us with satisfactory evidence of the insured's insurability before we make a change to the Protection Option. The change will take effect when we approve and record it in our home office.

       The amount payable as death proceeds and settlement options are described in the prospectus for the policy.

    F. DEFAULT AND OPTIONS ON LAPSE

       A policy may lapse or terminate as described in the policy form and the prospectus. The prospectus also details the conditions and options on lapse or termination.

    G. LOANS

       The policy provides that an owner, if no premium is in default beyond the grace period, may make a loan at any time a loan value is available. The owner may borrow from us using only the policy as the security for the loan. All the conditions and provisions regarding policy loans, loan interest and loan repayments are described in the prospectus for the policy.

    H. DELAY IN MAKING A PAYMENT

       We may delay making a payment if: (1) the disposal or valuation of the variable account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a customary holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect the Policy owners. We may defer making

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       payments attributable to a check that has not cleared. The Company also may defer payment of amounts from the general account for up to six months after receipt of written notice.

       If mandated by applicable law, we may block an owner's account and thereby refuse to pay any request for transfers, partial surrenders, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about an owner and owner's account to government regulators.

   I. REDEMPTION ERRORS

       In accordance with industry practice, we will establish procedures to address and to correct errors in amounts redeemed from the subaccounts and the fixed account, except for de minimis amounts.

IV. POLICY CONVERSION

    The VAL87' policy provides that the owner may exchange the policy to a fixed life insurance policy that we then offer. Similar conversion privileges existed for VAL 95 policies, however, this conversion privilege only existed for the first 24 months after the policy was issued. Since we have not offered the VAL 95 policies for initial sale since 2008, all of the conversion rights have terminated.

    For VAL 87' policies, the converted policy will have the same face amount as was currently provided by the policy and premiums will be based upon the same issue age and risk classification of the insured as stated in the policy. The premiums and cash values provided by the converted policy may be different as a result of an equitable adjustment made to reflect any variances in the premiums and cash values under the policy and the new policy.

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   The procedure to effect such a conversion will be to use the surrender value of the policy as a no load nonrepeating premium for the converted policy which is newly created, with a new policy number and transferred insurability. We will provide the insured with an expense allowance credit for previously taken expense allowance under the policy.

   For Horizon, Summit and Survivor, there is no conversion right since the provisions of the securities law requiring it were changed in 1995 prior to the introduction of those policy forms.

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